UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                                      SCHEDULE 13D

                       Under the Securities Exchange Act of 1934
                                   (Amendment No. 4)

                           ROBERTS PHARMACEUTICAL CORPORATION
                                    (Name of Issuer)

                             Common Stock, $0.01 par value
                             (Title of Class of Securities)

                                       77049-108
                                     (CUSIP Number)

                             YAMANOUCHI GROUP HOLDING INC.
                          YAMANOUCHI PHARMACEUTICAL CO., LTD.
                          (Names of Persons Filing Statement)


                                Richard W. Canady, Esq.
                    Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
                               A Professional Corporation
                          Three Embarcadero Center, Suite 700
                                San Francisco, CA  94111
                                     (415) 399-3027
                     (Name, Address and Telephone Number of Persons
                   Authorized to Receive Notices and Communications)


                                   November 30, 1995
                                   _________________

                             (Date of Event which Requires
                               Filing of this Statement)


             If the filing person has previously filed a statement on
             Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

             Check the following box if a fee is being paid with this statement [].







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     CUSIP No. 77049-108             SCHEDULE 13D                   Page 2 of 6


       1   Name of Reporting Person         YAMANOUCHI PHARMACEUTICAL CO., LTD.

           IRS Identification No. of Above Person                    13-2971791

       2   Check the Appropriate Box if a Member of a Group             (a) [x]

                                                                        (b) [ ]
       3   SEC USE ONLY


       4   Source of Funds                                                   WC


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                          [ ]

       6   Citizenship or Place of Organization                           Japan



                          7    Sole Voting Power                       -0-

         NUMBER OF        8    Shared Voting Power                    5,048,500
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                   -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power               5,048,500


       11   Aggregate Amount Beneficially Owned by Each Reporting     5,048,500
            Person

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                          [ ]


       13   Percent of Class Represented by Amount in Row 11              27.2%


       14   Type of Reporting Person                                         HC






     CUSIP No. 77049-108             SCHEDULE 13D                   Page 3 of 6


       1   Name of Reporting Person               YAMANOUCHI GROUP HOLDING INC.

           IRS Identification No. of Above Person                    94-3091443

       2   Check the Appropriate Box if a Member of a Group             (a) [x]

                                                                        (b) [ ]
       3   SEC USE ONLY


       4   Source of Funds                                                   AF


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                          [ ]

       6   Citizenship or Place of Organization                        Delaware



                          7    Sole Voting Power                         -0-

         NUMBER OF        8    Shared Voting Power                    5,048,500
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power               5,048,500


       11   Aggregate Amount Beneficially Owned by Each Reporting     5,048,500
            Person

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                          [ ]


       13   Percent of Class Represented by Amount in Row 11              27.2%


       14   Type of Reporting Person                                         CO






             This Amendment No. 4 amends the Schedule 13D, as amended, previously filed with respect to the common stock, $.01 per value (the "Common Stock"), of Roberts Pharmaceutical Corporation, a New Jersey corporation (the "Issuer"). The Amendment is being filed to report the merger on November 30, 1995 of Yamanouchi U.S.A. Inc. ("YUSA"), a Delaware corporation which is a subsidiary of Yamanouchi Pharmaceutical Co., Ltd., a corporation organized under the laws of Japan ("Yamanouchi"), with and into Yamanouchi Group Holding Inc. ("YGH"), a Delaware corporation which is also a subsidiary of Yamanouchi, as part of a corporate restructuring. In connection with this merger, all of the assets of YUSA, including all shares of the Issuer's Common Stock previously held by YUSA, were transferred by operation of law to YGH.

             Item 2.   Identity and Background.

             The persons filing this Amendment are Yamanouchi and YGH. Information with respect to Yamanouchi has been reported in the previously filed Schedule 13D, as amended.

             The address of the principal office of YGH is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of YGH are set forth on Schedule A attached hereto.

             During the last five years, neither YGH, nor any person controlling YGH, nor, to the best knowledge of YGH, any person listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


             Item 5.   Interest in Securities of the Issuer.

             According to the Issuer's most recent Form 10-Q, the Issuer had 18,531,240 shares of Common Stock outstanding on October 27, 1995. After the merger described above, YGH directly owns, and both YGH and Yamanouchi beneficially own, 5,048,500 shares of the Issuer's Common Stock, representing approximately 27.2% of the outstanding Common Stock.





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                                       Signatures

             After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

             DATED:  November 30, 1995

                                           YAMANOUCHI PHARMACEUTICAL CO.,
                                           LTD.


                                           By: /s/ Shigeo Morioka
                                              ___________________________
                                              Shigeo Morioka
                                              Chairman and Chief Executive
                                              Officer



                                           YAMANOUCHI GROUP HOLDING INC.


                                           By: /s/ Shigeo Morioka
                                              __________________________
                                              Shigeo Morioka
                                              President




























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                                      SCHEDULE A

                            Yamanouchi Group Holding Inc.


                                                       Principal
                                                      Occupation
      Name and Office Held     Business Address      or Employment  Citizenship

      Shigeo Morioka,       3-11 Nihonbashi-Honcho   Chairman and      Japan
      Director and          2-chome                  Chief
      President             Chuo-ku, Tokyo 103,      Executive
                            Japan                    Officer of
                                                     Yamanouchi

      Masayoshi Onoda,      3-11 Nihonbashi-Honcho   President and     Japan
      Director              2-chome                  Chief
                            Chuo-ku, Tokyo 103,      Operating
                            Japan                    Officer of
                                                     Yamanouchi

      Junichiro Matsumoto,  3-11 Nihonbashi-Honcho   Managing          Japan
      Director              2-chome                  Director of
                            Chuo-ku, Tokyo 103,      Yamanouchi
                            Japan

      Shingo Ogawa,         10 Bank Street           Senior Vice       Japan
      Vice President and    White Plains, NY         President,
      Secretary             10606                    General
                                                     Manager &
                                                     Secretary of
                                                     YUSA

      Masayasu Ueno,        444 Market Street        Executive         Japan
      Vice President        San Francisco, CA        Vice
                            94111                    President of
                                                     Shaklee
                                                     Corporation

      Thomas E. Bishop,     444 Market Street        Vice               USA
      Treasurer             San Francisco, CA        President of
                            94111                    Taxes &
                                                     Treasurer of
                                                     Shaklee
                                                     Corporation













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